September 30, 2021

VIA EDGAR

Matthew Williams, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:    Athene Annuity and Life Company
Initial Registration Statement on Form S-1 File No. 333-252851

Athene Annuity and Life Company
Initial Registration Statement on Form S-1
File No. 333-252893

Dear Mr. Williams:

On behalf of Athene Annuity and Life Company (the “Company”), I am responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a telephone conversation on July 16, 2021, in response to the Company’s pre-effective amendments for the above-mentioned Registration Statements dated June 2, 2021 (the “June Filing”). To assist with your review, I will email you redlines of the Amplify 2.0 and Amplify 2.0 NF Registration Statements against the Pre-effective Amendment No. 1 versions. The redlines incorporate the changes described in this letter. For your convenience, each Staff comment is set forth below, followed by the Company’s response. If the Staff approves of the changes, we intend to incorporate them when we file a second pre-effective amendment with updated financial statements.

Cover Page

1.Add language that, due to withdrawal charges, the contract is not suitable for purchasers planning to take withdrawals in excess of the free amount in the first six contract years. Use the last sentence of the first paragraph of the “At a Glance” section, but capitalize Free Withdrawal in both cases. Insert that sentence between the 3rd and 4th sentences of paragraph 5 of the Cover Page.

Response: The language has been added as requested.

2.In the second sentence of the fifth paragraph where it says, “will be negative,” add “and reduce proceeds payable on a Withdrawal or surrender.”

Response: The language has been added as requested.

At a Glance Product Summary

Segment Options

3.In the third paragraph of the Buffer Segment Options bullet, please revise the sentence beginning with, “They guarantee a Cap Rate,” to match the language added in the June Filing to the Fundamentals of the Milestone Lock Crediting Method section.

Response: The language has been added as requested.

4.In the bolded sentence of the third paragraph of the Buffer Segment Options bullet, please delete the reference to “Milestone Threshold.” We are concerned it is not clear that the Milestone Threshold is established at the Contract Date and does not change.

Response: To clarify this disclosure, we added the following to the end of the bolded sentence: “which in the case of the Milestone Lock Segment Option is one six-year period available only at the start of the Contract.” We also added it in the “Fundamentals of the Milestone Lock Crediting Method” paragraph on page 33.

Contract Fees and Charges (pages 12-15)

Withdrawal Charges

5.In the discussion following the Withdrawal Charge table, please explain how the interest adjustment and equity adjustment do not reduce the contract value. You could add “or surrender” to the end of the sentence that begins, “An Interest Adjustment and Equity Adjustment will apply.”

Response: The language has been added as requested.

Contract Risk Factors (pages 15-20)

6.In each section discussing an index, please add a cross-reference to the disclosures in the “About the Indices” section.

Response: The language has been added as requested.

7.In the section on the Shiller index, add “and other ETF expenses” to the end of the last sentence of the first paragraph. Also, the first sentence of the second paragraph of that section should say, “invest in four of 11,” instead of, “invest in one of the four of 11.”

Response: The requested changes have been made.

8.With regard to the sentence that begins, “Changes in the values of the underlying components,” in the second paragraph of the Shiller index section, is the reference to “current market conditions” referring to the broader market or to the conditions during a specific Segment Term Period.

Response: That reference is referring to broader market conditions in a given month after allocation decisions are made. Based on the conversation we had when the Staff provided these comments, we did not make any changes to this disclosure.

About the Indices

Shiller Barclays CAPE® US Mid-Month Sector TR Net Index

9.In the first paragraph, with respect to the sentence that ends with, “the highest price momentum,” please add more detail on how the momentum filter operates. Also, add more disclosures explaining the methodology of the index.

Response: We added additional language regarding the momentum filter and the methodology of the index to this section. Please note that the version of the Shiller Barclays index described in these Registration Statements will be used exclusively in the Company’s annuity products.

Discontinuation or Substitution of an Index

10.In enumerated clause no. 1 of the second enumerated list, consider deleting the phrase, “then measuring.”

Response: The suggested deletion has been made.

Contract Values (pages 40-51)

Interest Adjustment

11.In the last sentence, we suggest you change, “when a Withdrawal Charge may apply,” to “when a Withdrawal Charge will apply to Withdrawals in excess of the Free Withdrawal amount.”

Response: The suggested change was made.

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The Company believes that the revisions described above adequately respond to your comments. Please note that we also made the following changes:

•Pages 9 and 29: We added a sentence stating the possible ranges of the Buffer Rate.
•Page 18: We added a sentence to the Shiller index risk disclosure to align with similar risk disclosures that will be used in marketing materials.
•Page 27: We deleted a sentence to more accurately reflect our new business processes.
•Pages 59-60: We made changes to more accurately reflect our distribution model.
•Page A-8: We made minor corrections to the calculation in example 15.

If you have any questions regarding this letter, please contact me by phone at 515-342-4545 or by email at cjefferson@athene.com.

Thank you for reviewing this correspondence.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson                Vice President and Senior Counsel

cc: Sally Samuel, Branch Chief